

02005409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 48969

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EFG CAPITAL INTERNATIONAL CORP.

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
777 BRICKELL AVE SUITE 1150
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VICTOR M. ECHEVARRIA (305) 777-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PRICEWATERHOUSE COOPERS LLP
(Name — if individual, state last, first, middle name)

200 EAST LAS OLAS BLVD. SUITE 1700	FT LAUDERDALE	FLORIDA	33301
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, VICTOR M. ECHEVARRIA, swear (or affirm) tha best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the EFG CAPITAL INTERNATIONAL CORP. DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the c nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley a: a customer, except as follows:

JUAN C. MASSENS
MY COMMISSION # CC 959689
EXPIRES: December 9, 2004
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' r Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 ; Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods solidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previou:

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG Private Bank S.A.)

Table of Contents



PricewaterhouseCoopers LLP
200 South Biscayne Boulevard
Suite 1900
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of EFG Capital International Corp. (a wholly-owned subsidiary of EFG Private Bank S.A.) at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 1, 2002

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG Private Bank S.A.)
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 1,463,861
Receivable from customer	300,000
Accounts receivable	315,066
Due from employees	186,416
Furniture, equipment and leasehold improvements, net	245,098
Other assets	43,511
Total assets	$ 2,553,952

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to broker-dealer	$ 300,000
Due to related party	198,246
Accrued expenses and other liabilities	268,404
Total liabilities	766,650
Commitments (Note 7)	
Stockholder's equity:	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	14,699,990
Accumulated deficit	(12,912,698)
Total stockholder's equity	1,787,302
Total liabilities and stockholder's equity	$ 2,553,952

The accompanying notes are an integral part of this financial statement.

1. Organization:

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Private Bank S.A. (the "Parent") who with its ultimate parent, EFG Bank European Financial Group, are headquartered in Switzerland. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc.

The Company is a self-clearing broker-dealer that provides its customers with investment and brokerage related financial services. Revenues derived from these services are recognized in the accompanying statement of operations. The Company utilizes either a third party or the Parent to settle all trades. Custody of securities owned by customers of the Company is maintained by the Parent. Additionally, the Parent, or its affiliates, earns commissions from products and services it may provide to these customers.

2. Summary of Significant Accounting Policies:

Securities Transactions

Customers' securities transactions and the related commission revenues and expenses are recorded on settlement date, generally the third business day following the transaction. Commission revenues and expenses on a trade date basis are not materially different from commission revenues and expenses on a settlement date basis.

Receivable from customers and payable to broker-dealers represents security transactions that have not settled as of December 31, 2001.

The Company generates fees from placement of customer funds with certain mutual funds which are recorded as accounts receivable on the statement of financial condition. Fees are earned based on contractual agreements with the various funds.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of 3 to 5 years. Leasehold improvements are amortized over the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid instruments with original maturities of three months or less from date of purchase as cash equivalents. The Company has provided a security interest in a $150,000 certificate of deposit to cover any overdrafts on EFG's account. At December 31, 2001, there were no overdrafts outstanding.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the differences between tax assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying values which approximate their fair values.

3. Cash Segregated under Federal Regulations:

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC. At December 31, 2001, no cash has been segregated.

4. Furniture, Equipment and Leasehold Improvements, Net:

Furniture, equipment and leasehold improvements, net, consisted of the following at December 31, 2001:

Furniture	$ 214,364
Equipment	389,361
Leasehold improvements	237,481
	841,206
Less: accumulated depreciation	(596,108)
	$ 245,098

5. Related Party Transactions:

The Parent provides custody services for the Company's customers. The Company performed broker-dealers services for the Parent and affiliates and recognized commission revenue of $775,000.

The Company from time-to-time advances funds to it employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2001, advances to employees were approximately $186,000.

The Company received capital contributions of $2,250,000 from the Parent during 2001.

Effective January 1, 2002, the Company entered into a revenue sharing agreement with the Parent through which the Company expects to earn additional revenues for customer referrals and other related services. In January 2002, the Company received $200,000 related to the revenue sharing agreement.

6. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital equal to $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2001, the Company had net capital (as defined) of $1,000,934, which was $750,934 in excess of its required net capital (as defined) of $250,000. EFG's net capital ratio was 0.77 to 1.

7. Commitments:

EFG rents office premises under a noncancellable operating lease agreement. Future minimum lease payments under this agreement as of December 31, 2001 are as follows:

Year	Amount
2002	$ 134,400

Rental expense amounted to approximately $181,000 in 2001.

8. Savings Investment Plan:

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $10,500 each year, adjusted annually in accordance with

regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan.

The Plan contribution expense incurred by the Company in 2001 was $86,000.

9. Financial Instruments with Off-Balance Sheet and Credit Risk:

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customer orders. The Company may be required, in the unlikely event of non-delivery of securities owed by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements. This is known as settlement risk. These securities transactions with other broker-dealers and customers can result in concentrations of credit risk. However, to mitigate such risks, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers.

The Company maintains a majority of its cash with a financial institution that management considers as having a high credit standing. At times, such amounts may be in excess of the FDIC insured limits.

10. Income Taxes:

The Company has a net operating loss carryforward of $12 million which will expire in varying amounts through the year 2021. This net operating loss represents the primary deferred tax asset for which a full valuation allowance has been provided.

The valuation allowance has been established based on the uncertain nature of the ultimate realization of the deferred tax asset. Management periodically conducts evaluations to determine whether it is more likely than not that some or all of the deferred tax assets will not be realized.

EFG Capital International Corp.

(a wholly-owned subsidiary of EFG
Private Bank S.A.)

Statement of Financial Condition

December 31, 2001